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Exhibit 12.1

	Twelve Months Ended
	July 31, 2010	August 1, 2009	August 2, 2008	July 28, 2007	July 29, 2006
Income before income taxes	$112,002	$100,182	$77,196	$82,215	$69,396
Add:
Fixed charges	20,366	24,105	29,360	21,237	19,673
Amortization of capitalized interest	140	135	58	31	15
Less:
Interest capitalized	(48)	(274)	(674)	(219)	(502)

Total earnings, as defined	132,460	124,148	105,940	103,264	88,582
Fixed charges:
Interest expense	$5,845	$9,914	$16,133	$12,089	$11,210
Interest portion of rent expense**	13,887	13,422	12,139	8,475	7,513
Amortization of debt issuance costs	586	495	414	454	448
Capitalized interest	48	274	674	219	502

Total Fixed charges, as defined	$20,366	$24,105	$29,360	$21,237	$19,673
Ratio of earnings to fixed charges	6.5	5.2	3.6	4.9	4.5

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  Exhibit 12.1